Corporate Communications                         Exhibit 99.1
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CNH Industrial announces voting results of Annual General Meeting and publication of 2020 Sustainability Report

London, April 15, 2021

Today the Annual General Meeting (“AGM”) of CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) approved the Company’s 2020 EU–IFRS Annual Report (including the Consolidated Financial Statements and Separate Financial Statements of CNH Industrial N.V.) and a dividend of €0.11 per common share (equivalent to a total distribution of approximately €150 million), and positively advised on the 2020 Remuneration Report.
Suzanne Heywood and Scott W. Wine were appointed as executive directors. Howard W. Buffett, Tufan Erginbilgic, Léo W. Houle, John Lanaway, Alessandro Nasi, Lorenzo Simonelli and Vagn Sørensen were appointed as non-executive directors. In addition, Ernst & Young Accountants LLP was reappointed as independent auditor of the Company.
Details of all matters approved today by the AGM and the Chair’s and the Chief Executive Officer’s speeches are available on the Company's website (www.cnhindustrial.com).
The dividend will be paid on May 5, 2021. The outstanding common shares will be quoted ex-dividend from April 19, 2021 and the record date for the dividend will be April 20, 2021 on both the MTA and the NYSE. Shareholders holding Company’s common shares that on the record date are traded on the NYSE will receive the dividend in U.S. dollars at the official USD/EUR exchange rate of April 15, 2021 reported by the European Central Bank.

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Concurrently with the AGM, the Company published its 2020 Sustainability Report. This Report has been prepared in accordance with the GRI Standards: Core Option and the Sustainability Accounting Standards Board (SASB), the main international frameworks for sustainability reporting. An executive summary (Long Story Short) was added; it includes the sustainability priorities, the related strategic targets and the main results achieved.
To view the 2020 Sustainability Report online, please visit the following link: www.cnhindustrial.com/2020_sustainability_report

CNH Industrial N.V. Corporate Office: 25 St James’s Street London, SW1A 1HA

Corporate Communications                         Exhibit 99.1
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CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Media contact:

Corporate Communications

Email: mediarelations@cnhind.com